September 6, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angie Kim
Catherine Brown

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1
Filed July 25, 2011
File No. 333-175779

Dear Ms. Kim:

This letter is in response to the Staff’s comments in its letter dated August 22, 2011 with respect to the Registration Statement (File No. 333-175779) (the “Registration Statement”) filed by OncoSec Medical Incorporated (“OncoSec” or the “Company”) on July 25, 2011.  The Registration Statement relates to the contemplated registration of the resale of up to 16,440,000 shares (the “Offering Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”).  The Offering Shares are being registered for resale from time to time by the selling stockholders identified in the prospectus forming a part of the Registration Statement.  The 16,440,000 Offering Shares being registered for resale under the Registration Statement include the following:  4,000,000 shares issued to accredited investors (the “Investors”) in a private placement in June 2011 (the “June Private Placement”); 4,000,000 shares underlying Series A Warrants issued to the Investors in the June Private Placement; 4,000,000 shares underlying Series B Warrants issued to the Investors in the June Private Placement; 4,000,000 shares underlying Series C Warrants issued to the Investors in the June Private Placement; 240,000 shares underlying warrants issued to the co-placement agents in connection with the June Private Placement (the Series A Warrants, Series B Warrants and Series C Warrants collectively, the “Warrants”); and 200,000 shares issued to a consultant of the Company for services unrelated to the June Private Placement.

For your convenience, we have set forth the Staff’s comments in bold type, followed by the Company’s responses in regular type.

OncoSec Medical Inc. • 4690 Executive Drive Suite 250 • San Diego, California 92121

Telephone: (855) OncoSec (662-6732) • Fax: (858) 430-3832

General

1.                                      Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning your Form 10-K filed on November 15, 2010 that we are also currently reviewing.

Response:

We have noted the above comment.

2.                                      To the extent comments issued in our concurrent review of your Form 10-K filed on November 15, 2010 also apply to your registration statement, please revise your registration statement accordingly.

Response:

In response to the Staff’s comment, the Company will file an additional amendment to the Registration Statement to address the comments raised by the Staff in its comment letters dated July 28, 2011 and August 24, 2011 to the Company’s Form 10-K filed on November 15, 2010 and Form 10-Q filed on June 14, 2011, upon notification by the Staff that it has no further comments to such filings and simultaneously with the filing of the Company’s amendments (if any) to the Form 10-K and Form 10-Q.   The Company will not request acceleration of the effectiveness of the Registration Statements until such amendments are filed with the Commission.

Summary, page 1

The June Private Placement, page 2

3.                                      Please revise to disclose the number of shares of common stock you are registering underlying each series of warrants. Please make similar revisions under the heading “June Private Placement” on page 32 and elsewhere in your registration statement, as appropriate.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose the number of shares of common stock it is registering underlying each series of warrants in each relevant location in the Registration Statement, including pages 2 and 32.

4.                                      With a view toward disclosure in the prospectus, please provide us with the total dollar value of the common stock underlying the Series B warrants that you have registered for resale (using the number of shares of common stock underlying the Series B warrants that you have registered for resale and the market price per share for the common stock on the date you entered into the Securities Purchase Agreement).

Response:

The total value of the Common Stock underlying the Series B Warrants, based on the adjusted closing market price of $1.12 of the Common Stock as of June 21, 2011, was $4,480,000.

5.                                      With a view toward disclosure in the prospectus, please provide us with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with each of the transactions that the company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including any liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment.

With a view toward disclosure in the prospectus, please also provide us with disclosure of the total possible payments to the selling shareholders and any of their affiliates in the first year after the sale of the Series B warrants.

If there are no such payments, please confirm this to us in your response.

Response:

The table below indicates the dollar amount of the currently determinable payments in connection with the June Private Placement that the Company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including any payments made to “finders” or “placement agents,” and any other payments or potential payments.

Type of Currently Determinable Payment	Dollar Amount
Placement Agent Fees – Rodman & Renshaw, LLC (1)	$108,000
Placement Agent Fees – Roth Capital Partners, LLC (1)	$72,000
Expense Reimbursement – Rodman & Renshaw, LLC (2)	$30,000
Expense Reimbursement – Vista Partners LLC (3)	$12,500

(1) The Company paid placement agent fees to Rodman & Renshaw, LLC (“Rodman”) and Roth Capital Partners, LLC (“Roth”), the co-placement agents, pursuant to an agreement entered into with Rodman dated June 1, 2011, as amended June 21, 2011 (as amended, the “Placement Agent Agreement”).  The fees paid were based on a percentage of the gross proceeds of the financing, and were paid as follows: (a) Rodman, 3.6% of gross proceeds, or $108,000; (b) Roth, 2.4% of gross proceeds, or $72,000.

(2) The Company made a payment of $30,000 to Rodman for reimbursement of travel and other out-of-pocket expenses incurred in connection with the Placement Agent Agreement, including the reasonable fees and expenses of Rodman’s counsel.

(3)  The Company made a payment of $12,500 to Vista Partners LLC (“Vista”) for reimbursement of expenses in connection with its provision of consulting services unrelated to the June Private Placement pursuant to a consulting agreement with Vista dated April 24, 2011 and amended on June 6, 2011 (the “Consulting Agreement”).  The Company is not obligated to make any payments to Vista for services under the Consulting Agreement or related to the issuance to Vista of the 200,000 shares of Common Stock included in the Offering Shares, other than the reimbursement of Vista’s expenses incurred providing such consulting services.

Pursuant to the terms of the Placement Agent Agreement, Rodman is entitled to a cash placement agent fee and warrants with respect to any public or private offering or other financing or capital-raising transaction of any kind that occurs within nine months after the expiration or termination of the Placement Agent Agreement, to the extent that such financing or capital is provided to the Company by any of the investors introduced to the Company by Rodman listed in an Appendix to the Placement Agent Agreement.

The amount described above does not include additional payments that the Company may be required to make to the Investors in the June Private Placement under certain circumstances pursuant to the terms of the Securities Purchase Agreement dated June 21, 2011 by and between the Company and the Investors in the June Private Placement (the “Securities Purchase Agreement”) and the Registration Rights Agreement dated June 24, 2011 by and between the Company and the Investors in the June Private Placement (the “Registration Rights Agreement”) but that are currently indeterminable, including (a) potential liquidated damages for failure to register the Offering Shares issued or issuable upon exercise of warrants to the Investors in the June Private Placement (such liquidated damages not to exceed 9% of the aggregate subscription amount paid by each Investor in the June Private Placement), (b) amounts payable if the Company fails to timely deliver certificates representing the required number of shares upon exercise of the Warrants, and (c) amounts payable if the Company and the Company’s transfer agent fail to timely remove certain restrictive legends from certificates representing shares of Common Stock.

Other than as described above, no cash payments were made or will be made in future periods to selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.  The Company does not expect to make any payments to the selling shareholders and any of their affiliates in the first year after the sale of the Series B Warrants.

6.                                      With a view toward disclosure in the prospectus, please provide us with tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the exercise price discount for the securities underlying the Series B warrants, presented in a table with the following information disclosed separately:

•                  the market price per share of the securities underlying the Series B warrants on the date you entered into the Securities Purchase Agreement;

•                  the exercise price per share of the Series B warrants on the date you entered into the Securities Purchase Agreement, calculated as follows:

•                  if the exercise price per share is set at a fixed price, use the price per share established in the Series B warrants; and

•                  if the exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the exercise discount rate and the market rate per share on the date of the sale of the Series B warrants and determine the exercise price per share as of that date;

•                  the total possible shares underlying the Series B warrants;

•                  the combined market price of the total number of shares underlying the Series B warrants, calculated by using the market price per share on the date you entered into the Securities Purchase Agreement and the total possible shares underlying the Series B warrants;

•                  the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the Series B warrants calculated by using the exercise price on the date you entered into the Securities Purchase Agreement and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date you entered into the Securities Purchase Agreement, calculated by subtracting the total exercise price on the date you entered into the Securities Purchase Agreement from the combined marked price of the total number of shares underlying the Series B warrants on that date.

If there are provisions in the Series B warrants that could result in a change in the exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

Response:

Summary Table — Securities Underlying Series B Warrants

Market price per share of the Common Stock on the date of the sale of the Series B Warrants:	$1.12	(1)

Exercise price per share of the Series B Warrants:	$0.75	(2)

Total possible shares of Common Stock underlying the Series B Warrants:	4,000,000 shares

Combined market price of total number of shares of Common Stock underlying the Series B Warrants:	$4,480,000	(3)

Combined exercise price of total number of shares of Common Stock underlying the Warrants:	$3,000,000	(4)

Total Possible Discount to the Market Price as of June 21, 2011	$1,480,000	(5)

(1)	The market price per share is based on the closing price of the Common Stock on the OTC Bulletin Board on June 21, 2011, the date of the Securities Purchase Agreement.

(2)	The exercise price per share is the exercise price per share established in the Series B Warrants.

(3)	The combined market price is calculated by multiplying the total possible shares of Common Stock underlying the Series B Warrants by the market price per share of $1.12.

(4)	The combined exercise price is calculated by multiplying the total possible shares of Common Stock underlying the Series B Warrants by the exercise price of $0.75.

(5)

Calculated as of the date of entry into the Stock Purchase Agreement. It should be noted that the last trading price of the Company’s common stock on the OTC Bulletin Board on June 24, 2011, the date of the closing of the June Private Placement, was $0.77. Calculated as of June 24, 2011, the total possible discount to the market price of the Company’s common stock would have been $60,000.

The exercise price and number of shares issuable upon exercise of the Series B Warrants are subject to adjustment under the following circumstances:

Adjustments to Series B Warrants

Payment of a dividend or distribution on Common Stock in shares of Common Stock or a stock split or reverse stock split of the shares of its Common Stock:	Number of shares issuable upon exercise of a Series B Warrant is adjusted in proportion to the change in the number of outstanding shares of Common Stock as a result of the event.

Subdivision of outstanding shares of Common Stock into a larger number of shares or combination (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares:

Exercise price is further adjusted to the lower of (a) the exercise price as adjusted and (b) the average of the volume weighted average price (“VWAP”) of the Common Stock for the five trading days immediately following the date on which the applicable subdivision or combination becomes effective.

Distribution of, among other things, dividends, rights, warrants or other assets to all holders of Common Stock other than holder of the Series B Warrant:

The exercise price is adjusted by multiplying the then-effective exercise price by a fraction, of which the denominator would be the VWAP of the Common Stock as of such distribution and the numerator would be such VWAP less the then per share fair market value of the portion of the dividends or other assets so distributed applicable to one outstanding share of the Common Stock.

In addition, upon the reclassification, reorganization or recapitalization of the Common Stock, the Company’s merger or consolidation with or into another entity, the consummation of a stock purchase agreement whereby more than 50% of the outstanding shares of the Common Stock are acquired by another person or entity, or a sale or other disposition of substantially all of the Company’s assets, the holder of a Series B Warrant is entitled to receive the number of shares of Common Stock or the common stock of the Company’s successor or acquirer that such holder would have been entitled to receive immediately prior to such transaction, and the exercise price for such shares shall be adjusted based on the amount of any alternate consideration receivable as a result of such transaction by a holder of the number of shares of common stock for which the Series B Warrant is exercisable immediately prior to such transaction.  The holder of the Series B Warrant may also require the Company or any successor entity to purchase the warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the warrant on the date of the consummation of the transaction.

The Company is not currently contemplating any event that could result in a change in the exercise price of the Series B warrants as described above.

7.                                      With a view toward disclosure in the prospectus, please provide us with tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the transaction;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five above;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any exercise discounts regarding the securities underlying the Series B warrants that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment six.

Further, with a view toward disclosure in the prospectus, please provide us with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment five and the total possible discount to the market price of the shares underlying the Series B warrants as disclosed in response to comment six divided by the net proceeds to the issuer from the sale of the Series B warrants.

Response:

Gross proceeds received by the Company in the June Private Placement:	$3,000,000	(1)

Total possible and currently determinable payments in connection with the June Private Placement:	$210,000	(2)

Resulting net proceeds to the Company:	$2,790,000	(3)

Total possible profit to be realized as a result of any exercise discounts underlying the Series B Warrants:	$1,480,000	(4)

(1)	Does not include the potential gross proceeds payable to the Company upon exercise of the Warrants, which are equal to $12,600,000.

(2)

Total possible and currently determinable payments are as disclosed in the Company’s response to the Staff’s comment five. As disclosed in the Company’s response to comment five, this dollar amount does not include additional payments that the Company may be required to make under certain circumstances but that are currently indeterminable, including (a) potential liquidated damages for failure to register the Offering Shares issued or issuable upon exercise of warrants to the Investors in the June Private Placement (such liquidated damages not to exceed 9% of the aggregate subscription amount paid by each investor in the June Private Placement), (b) amounts payable if the Company fails to timely deliver certificates representing the required number of shares upon exercise of the Warrants, and (c) amounts payable if the Company and the Company’s transfer agent fail to timely remove certain restrictive legends from certificates representing shares.

(3)	Resulting net proceeds is calculated by subtracting the total possible and currently determinable payments from gross proceeds.

(4)

Calculated as of June 21, 2011, the date of entry into the Stock Purchase Agreement. It should be noted that the last trading price of the Company’s common stock on the OTC Bulletin Board on June 24, 2011, the date of the closing of the June Private Placement, was $0.77. Calculated as of June 24, 2011, the total possible discount to the market price of the Company’s common stock would have been $60,000.

The total amount of all possible payments as disclosed in response to comment five and the total possible discount to the market price of the shares underlying the Series B Warrants as disclosed in response to comment six, divided by the net proceeds to the Company from the sale of the Series B Warrants of $3,000,000, is 56.3%.  However, as the Company disclosed in comment five, the Company does not expect to make any payments to the shareholders, the co-placement agents or any of their affiliates in connection with the exercise of the Series B Warrants.  Excluding such amounts, the applicable percentage is 49.3%.

8.                                      Please provide us with the number of shares outstanding prior to the issuance of securities pursuant to the Securities Purchase Agreement and any related agreements that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholders. The calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

Common Stock outstanding as of June 23, 2011	52,856,000
Common Stock held by affiliates of the Company (1) (3)	(15,968,480)
Common Stock held by the selling shareholders (2)	(200,000)
Common Stock held by affiliates of the selling shareholders	0
Total shares of Common Stock held by persons other than the selling shareholders, affiliates of the Company and affiliates of the selling shareholders	36,687,520

(1) Represents shares of Common Stock held by directors and officers of the Company.

(2) Represents shares of Common Stock held by Vista.  No other selling shareholder held shares of Common Stock immediately prior to the closing of the June Private Placement on June 24, 2011.

(3) The schedule provided to the investors in connection with the June 2011 private placement incorrectly included two entities as affiliates, in the amount of 632,000 common stock shares

9.                                      With a view toward disclosure in the prospectus please tell us whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information

•                  the date on which each such selling shareholder entered into that short position; and

•                  the relationship of the date on which each such selling shareholder entered into that short position to the date you entered into the Securities Purchase Agreement and the filing of the registration statement (e.g., before or after the date you entered into the Securities Purchase Agreement, before the filing or after the filing of the registration statement, etc.).

Response:

We have received the following response to this comment nine from Hudson Bay Capital Management LP, with respect to Hudson Bay Master Fund Ltd.:  “In the ordinary course of its business in trading securities positions, Hudson Bay may enter into short sales.  However, in accordance with its policy against insider trading, Hudson Bay did not enter into any such short sales from the time it learned of the private placement pursuant to which it acquired the applicable securities until the public announcement of such private placement.”

As of the date of this letter, to the knowledge of the Company based upon information obtained from such selling shareholders, none of the other selling shareholders have a short position in the Company’s common stock.  The Company is not aware of any existing short position held by Hudson Bay Master Fund Ltd.

Selling Stockholders, page 16

10.                               We note your disclosure in the first sentence of the penultimate paragraph on page 16. With a view toward disclosure in the prospectus, please provide us with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Series B warrants; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

As disclosed in the prospectus forming a part of the Registration Statement and in the Company’s response to the Staff’s comment five:

•             In June 2011, the Company entered into the Placement Agent Agreement with Rodman pursuant to which it paid certain fees to Rodman and Roth and issued warrants to purchase shares of common stock with an exercise price of $1.20 per share in the following amounts: 144,000 shares to Rodman and certain of its designees and 96,000 to Roth.  In addition, Rodman and Roth could be entitled to a cash placement agent fee and warrants with respect to any public or private offering or other financing or capital-raising transaction of any kind within nine months after the expiration or termination of the agreement, to the extent that such financing or capital is provided to the Company by any of the investors identified in an appendix to the Placement Agent Agreement.

•             In April 2011, the Company entered into a consulting agreement with Vista pursuant to which it is obligated to issue 200,000 shares of Common Stock to Vista in exchange for consulting and advisory services.   The Company must also reimburse Vista for its reasonable expenses.

•             The Securities Purchase Agreement grants to the Investors, until the eighteen month anniversary of the date of the agreement, the right to participate in any financing by the Company through an issuance of its Common Stock for cash or indebtedness up to an amount equal to 50% of such financing and on the same pricing and other terms and conditions as such financing.  The terms and conditions of such financing shall not include any provision that requires a participating Investor to agree to any restrictions on its trading of any of the Offering Shares acquired in the June Private Placement without such Investor’s consent.

•             The selling shareholders have ongoing rights to exercise the Warrants issued to them in the June Private Placement, including the Series B Warrants.  The Company has disclosed the material terms of the Warrants, including the Series B Warrants, elsewhere in this letter and in the prospectus that forms a part of the Registration Statement.

•             The selling shareholders have ongoing registration rights related to the Offering Shares pursuant to the terms of the Registration Rights Agreement and, in the case of Vista, the Consulting Agreement.

Other than the above and those relationships and arrangements already presented in the prospectus that forms a part of the Registration Statement, there are no relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including any relationships and arrangements with respect to the Series B Warrants.

As requested by the Staff, the Company has amended the Registration Statement to include the following as Exhibits 10.10 and 10.11, respectively:  Placement Agent Agreement between Rodman & Renshaw, LLC and OncoSec Medical Incorporated dated June 1, 2011, as amended on June 21, 2011; Consulting Agreement between Vista Capital LLC and OncoSec Medical Incorporated dated April 27, 2011, as amended on June 6, 2011.

11.                               Please revise the footnotes to your selling stockholder table to disclose for each selling shareholder, as applicable, the number of shares of common stock underlying each series of warrants.

Response:

In response to the Staff’s comment, in its amendment to the Registration Statement the Company has revised the footnotes to the selling stockholder table to disclose the number of shares of common stock underlying each series of warrants.

12.                               We note your statement on page 17 that “[a]mounts provided assume that (i) selling stockholders that participated in the June Private Placement own no securities of the Company other than those acquired in connection with such private placement and (ii) Vista Partners LLC owns no securities of the Company other than those acquired in connection with its performance of certain consulting services.” Please revise your selling stockholder table to reflect all securities owned by selling stockholders.

Response:

Based on information provided to the Company by the selling stockholders, to the Company’s knowledge, none of the selling stockholders holds any shares of the Company other than those received by such selling stockholder in the June Private Placement, or with respect to Vista Partners LLC, pursuant to its consulting agreement with the Company.  In response to the Staff’s comment, in its amendment to the Registration Statement the Company has modified such statement to reflect that this is the case, and to clarify that the Company is assuming only that the selling stockholders will acquire no other securities following the filing of the Registration Statement.

13.                               With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Response:

In response to the Staff’s comment, in its amendment to the Registration Statement the Company has revised the footnotes to the selling stockholder table to reflect the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Vista, Rodman and Roth.  The disclosure in the Registration Statement with respect to the other selling stockholders already contains this information.

14.                               Please disclose in more detail how Noam Rubenstein, Kira Sheinerman, Roth Capital Partners, LLC and Vista Partners LLC acquired the shares offered for resale, including how the number of shares or warrants, as the case my be, was determined and the value of the services provided. To the extent not already filed as an exhibit to your registrations statement, please also file the agreements(s) governing the acquisition of the shares offered for resale by the selling stockholders as an exhibit(s) to your registration statement. Lastly, if Roth Capital Partners received its warrants as a designee of Rodman & Renshaw, please also revise to include the appropriate footnote reference next to its name in the table.

Response:

Pursuant to the Placement Agent Agreement, warrants to purchase 144,000 shares of the Company’s Common Stock were allocable to Rodman and warrants to purchase 96,000 shares of the Company’s Common Stock were allocable to Roth for services provided in connection with the June Private Placement.  Of the 144,000 warrant shares allocable to Rodman, 14,400 and 21,600 of the warrants were designated by Rodman to Noam Rubinstein and Kira Sheinerman, respectively.  The Company is not a party to Rodman’s arrangement with Mr. Rubinstein and Ms. Sheinerman and has no knowledge of the nature of such arrangements.

The Company issued 200,000 shares of Common Stock to Vista in payment for certain consulting and advisory services under the Consulting Agreement with Vista.  The shares were valued at $332,000 based on the closing price of the Company’s Common Stock on the date of issuance.  The Company values the services to be provided by Vista under the Consulting Agreement at significantly more than the value of the Common Stock at the time of issuance of such shares.  The Company is not obligated to make any other payments to Vista for its services during the one year term of the Consulting Agreement other than reimbursement for reasonable expenses.

In response to the Staff’s comment, in its amendment to the Registration Statement the Company has revised its disclosure in the selling stockholder table to reflect that pursuant to the Placement Agent Agreement, warrants to purchase 144,000 shares of the Company’s Common Stock were allocable to Rodman and warrants to purchase 96,000 shares of the Company’s Common Stock were allocable to Roth.  In addition, of the 144,000 warrant shares allocable to Rodman, 14,400 and 21,600 of the warrants were designated by Rodman to Mr. Rubinstein and Ms. Sheinerman, respectively.  The Company has also revised the footnotes to the selling stockholder table to reflect that the Company issued 200,000 shares of Common Stock to Vista in exchange for certain consulting services pursuant to the Consulting Agreement between the Company and Vista.

As previously disclosed in this letter, the Company has amended the Registration Statement to include the following as Exhibits 10.10 and 10.11, respectively:  Placement Agent Agreement between Rodman & Renshaw and OncoSec Medical Incorporated dated June 1, 2011, as amended on June 21, 2011; Consulting Agreement between Vista Capital LLC and OncoSec Medical Incorporated dated April 27, 2011, as amended on June 6, 2011.

Description of Securities, page 19

15.                               We note your disclosure under this heading that following your forward split, you had 68,480,000 shares of capital stock outstanding. We also note your disclosure on page 3 and elsewhere in your registration statement that the common stock outstanding prior to this offering is 56,856,000. In an appropriate place in your registration statement, please revise to describe the decrease in your outstanding capital stock.

Response:

In response to the Staff’s comment, in its amendment to the Registration Statement, the Company has revised its disclosure under “Description of Securities—Authorized Capital Stock” to disclose that on March 22, 2011, 17,280,000 shares of common stock held by the Company’s previous majority stockholders were returned to the Company for no consideration.  The shares were not retired and are available for future issuance.

Market Price of and Dividends on Common Stock and Related Matters, page 23

Trading Information, page 23

16.                               Please revise to provide the low bid information for your common stock for the fourth quarter ending July 31, 2011. Please also clarify the high bid information as it appears this amount should be $1.99.

Response:

In response to the Staff’s comment, in its amendment to the Registration Statement, the Company has revised its high and low bid information for its Common Stock for the quarter ended July 31, 2011.

Executive Compensation, page 43

17.                               With your next amendment, please revise to include executive compensation disclosure for your recently completed fiscal year ended July 31, 2011. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

Response:

In response to the Staff’s comment, the Company has revised its executive compensation disclosure in the Registration Statement to include information for its recently completed fiscal year ended July 31, 2011.

Part II Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities

18.                               We note your statement that you relied on Section 4(2) and Rule 506 of Regulation D as the available exemption for your June 2011 private placement. Please state briefly the facts relied upon which made this exemption available. Please see Item 701(d) of Regulation S-K.

Response:

In determining that the issuance of the Company’s Common Stock and the Warrants qualified for an exemption under Section 4(2) and Rule 506 of Regulation D, the Company relied on the following facts: the securities were offered only to a limited number of large institutional investors and the Company did not use general solicitation or advertising to market the securities; each investor in the June Private Placement represented to the Company that it was an accredited investor (as that term is defined in Rule 501 of Regulation D) and that it was purchasing the Common Stock and Warrants for its own account and not with a view to distribute them; the securities issued were restricted securities; and the Company filed a Form D with the Commission on June 30, 2011. The Company has amended the Registration Statement to describe the facts relied upon to make the Rule 506 and Section 4(2) exemption available.

Exhibit 5.1

19.                               Please have counsel delete as inappropriate its assumption “that, in connection with the issuance of the shares, the Company will receive consideration in an amount not less than the aggregate par value of the Shares covered by each such issuance.”

Response:

In response to the Staff’s comment, the Company’s counsel has provided an amended opinion letter, which has been filed with the amendment to the Registration Statement.

20.                               The registration statement relates to both currently outstanding shares and shares to be issued upon exercise of warrants; however, the opinion refers only to when-issued shares. With respect to 4,200,000 shares of common stock that are currently outstanding and being registered, counsel should opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable. Please also have counsel revise its opinion to state whether the shares to be issued upon exercise of the warrants have been duly authorized.

Response:

In response to the Staff’s comment, the Company’s counsel has provided an amended opinion letter, which has been filed with the amendment to the Registration Statement.

Exhibit 10.8

21.                               With your next amendment, please provide a complete and fully executed version of Exhibit 10.8 with all signature pages and including all schedules and exhibits.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to include a complete and fully executed version of Exhibit 10.8

* * * * * *

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832 (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO